FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: May 22, 2007

Exhibit 99.1

Home Inns Announces Un-audited Financial Results for the First Quarter 2007

Shanghai, May 22, 2007 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its un-audited financial results for the quarter ended March 31, 2007.

First Quarter 2007 Highlights

•	Total revenues for the quarter increased 65.5 % year-over-year to RMB183.1 million (US$23.7 million).

•

Income from operations was RMB15.9 million (US$2.1 million), an increase of 24.9% year-over-year. Excluding share-based compensation charge, income from operations (non-GAAP) was RMB17.6 million (US$2.3 million), up 34.7% year-over-year.

•

Net income for the quarter was RMB3.0 million (US$0.4 million). Net income was negatively impacted by non-recurring charge of RMB6.1 million (US$0.8 million) for re-measurement of net deferred tax assets. Excluding this impact, net income (non-GAAP) was RMB9.1 million (US$1.2 million).

•

EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation and amortization, was RMB25.8 million (US$3.3 million), representing a 22.3% increase year-over-year. Excluding foreign exchange losses of RMB6.1 million (US$0.8 million) and share-based compensation expenses of RMB1.7 million (US$0.2 million), EBITDA (non-GAAP) was RMB33.7 million (US$4.4 million), up 56.6% year-over-year.

•

Diluted earnings per share amounted to RMB0.04 (US$0.01), and diluted earnings per ADS was RMB0.09 (US$0.01). Each ADS represents two of our ordinary shares. Excluding the non-recurring charge for re-measurement of net deferred tax assets, diluted earnings per share (non-GAAP) would be RMB0.13 (US$0.02) and diluted earnings per ADS (non-GAAP) would be RMB0.26 (US$0.03).

•

During the first quarter of 2007, Home Inns opened 11 new hotels. As of March 31, 2007, the Home Inns hotel chain consisted of 145 hotels in operation with an additional 48 hotels under development, covering 53 cities in China.

•	Occupancy rate for our Home Inns hotel chain was 86% in the first quarter of 2007, compared with 90% during the same period in 2006 and 90% in the previous quarter.

•	RevPAR, defined as revenue per available room, was RMB151, compared with RMB157 in the same period of 2006 and RMB165 in the previous quarter.

“We are pleased with our first quarter results given that we typically experience lower occupancy rates during the Chinese New Year holidays,” said Mr. David Sun, Home Inn’s Chief Executive Officer. “We are maintaining our leadership position in the economy hotel industry in China and continue to capitalize on our early mover advantage by rapidly expanding our geographic coverage and increasing penetration in existing markets.”

As of March 31, 2007, the Home Inns hotel chain consisted of 97 leased-and-operated hotels and 48 franchised-and-managed hotels in operation, with an additional 36 leased-and-operated hotels and 12 franchised-and-managed hotels under development, covering 53 cities in China. The average number of rooms per hotel in operation is 120.

First Quarter 2007 Financial Results

For the first quarter of 2007, Home Inns reported total revenues of RMB183.1 million (US$23.7 million), representing a 65.5% increase year-over-year.

Total revenues from leased-and-operated hotels for the first quarter of 2007 were RMB174.6 million (US$22.6 million), representing a 60.7% increase year-over-year. The Company opened 3 new lease-and-operated hotels during the quarter.

Total revenues from franchised-and-managed hotels for the first quarter of 2007 were RMB8.5 million (US$1.1 million), representing a 327.0% increase year-over-year. The Company opened 8 new franchised-and-managed hotels during the quarter.

Occupancy rate for the entire Home Inns hotel chain was 86% in the first quarter of 2007, compared with 90% in the same period in 2006 and 90% in the previous quarter. RevPAR in the first quarter of 2007 was RMB151, compared with RevPAR of RMB157 in the same period in 2006 and RMB165 in the previous quarter. The decrease in occupancy rate and RevPAR comparing to the fourth quarter of 2006 was primarily due to the impact of the Chinese New Year which typically results in decreased business travel activities. Compared to first quarter of 2006, we entered into more new cities and second-tier cities in late 2006 and the first quarter 2007. Hotels in these cities usually take slightly longer time to ramp up.

Total operating expenses for the quarter were RMB156.7 million (US$20.3 million). Total operating expenses excluding share-based compensation expenses (non-GAAP) were RMB154.9 million (US$20.1 million) or 84.6% of total revenues, compared to 82.8% in the same period of 2006, and 81.4% in the previous quarter. Factors that led to these changes are discussed in detail below.

Total leased-and-operated hotel costs were RMB136.2 million (US$17.6 million), representing 78.0% of leased-and-operated hotel revenue compared with 76.5% for the same quarter in 2006 and 74.2% for the previous quarter. The percentage increase from the previous quarter was primarily due to the impact of the Chinese New Year, and the percentage increase year-over-year was due to the lower occupancy rate discussed previously, as well as higher number of new leased-and-operated hotels under construction.

Selling and marketing expenses were RMB4.1 million (US$0.5 million), an increase of 144.1% year-over-year and a decrease of 5.1% sequentially. The increase year-over-year was primarily attributable to increases in advertising activities during the quarter.

The first quarter’s general and administrative expenses were RMB16.3 million (US$2.1 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB14.6 million (US$1.9 million), or 8.0% of total revenues, compared with 6.2% in the same period of 2006 and 8.0% in the previous quarter. The year-over-year increase was primarily due to the increased share-based compensation cost and legal and accounting expenses we incurred as a public company.

Income from operations for the quarter was RMB15.9 million (US$2.1 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB17.6 million (US$2.3 million) or 9.6% of total revenues, compared to 11.8% in the same period of 2006 and 12.1% in the previous quarter. The decrease in operating margin was primarily due to 1) the higher leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues as discussed above, partially offset by the increased mix of franchise revenues which have no direct cost, and 2) increased sales and marking expenses and general and administrative expenses as a public company.

EBITDA (non-GAAP) for the quarter was RMB25.8 million (US$3.3 million). EBITDA was reduced by foreign exchange losses of RMB6.1 million (US$0.8 million) and share-based compensation expenses of RMB1.7 million (US$0.2 million). EBITDA excluding foreign exchange losses and share-based compensation expenses (non-GAAP) increased 56.6% year-over-year, though it decreased by 3.7% from the previous quarter due to the negative impact of the Chinese New Year.

Net income for the quarter was RMB3.0 million (US$0.4 million). Net income was reduced by the non-recurring charge of RMB6.1 million (US$0.8 million) for re-measurement of net deferred tax assets, foreign exchange losses of RMB6.1 million (US$0.8 million) and share-based compensation expenses of RMB1.7 million (US$0.2 million).

On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law which will reduce the income tax rate for most enterprises from 33% to 25%, effective on January 1, 2008. This is expected to lower our effective tax rate. As a result, net deferred tax assets are expected to be reduced because of the re-measurement at lower enacted income tax rate for most temporary differences that are expected to be recovered or settled in the future. We assessed this impact and recorded in the current quarter a non-recurring charge of RMB6.1 million (US$0.8 million) which represents the total re-measurement impact for net deferred tax assets recognized before January 1, 2007.

Basic and diluted earnings per share amounted to RMB0.05 (US$0.01) and RMB0.04 (US$0.01), respectively, and basic and diluted earnings per ADS were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively. Excluding the non-recurring charge for re-measurement of net deferred tax assets, diluted earnings per ADS (non-GAAP) would be RMB0.26 (US$0.03).

Net operating cash flow for the first quarter of 2007 was RMB23.4 million (US$3.0 million). Capital expenditures for the quarter were RMB55.3 million (US$7.2 million).

As of March 31, 2007, Home Inns had cash and cash equivalents of RMB674.2 million (US$87.3 million). Home Inns completed follow-on offering in May 2007, raising net proceeds of approximately US$48.1 million.

Outlook for Second Quarter 2007

Home Inns expects its total revenues in the second quarter of 2007 to be in the range of RMB228 million (US$29.5 million) to RMB238 million (US$30.8 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 9 PM on May 21, 2007 U.S. Eastern Standard Time (9 AM on May 22, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. and International:	+1.617.213.8893

Passcode for all regions:	HOME INNS

A replay of the conference call may be accessed by phone at the following number until 10 PM on May 25, 2007 U.S. Eastern Standard Time.

International:	+1.617.801.6888
Passcode:	64086577

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com .

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2007 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our registration statements on Form F-1 and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of May 22, 2007, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, net income excluding the non-recurring charge, foreign exchange losses and share-based compensation, adjusted EBITDA, and basic and diluted earnings per share and per ADS excluding the non-recurring charge. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or EBITDA is not defined under U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Angela Li

Home Inns & Hotels Management Inc.

Tel:	+86-21-3218-9988*2004
Email:	xlli@homeinns.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2006	March 31, 2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	758,003,839	674,188,738	87,293,963
Restricted cash	—	60,326,760	7,811,109
Accounts receivable	8,902,565	12,711,416	1,645,874
Receivables from related parties	197,788	—	—
Consumables	12,131,304	9,413,149	1,218,815
Prepayments and other current assets	10,529,624	11,925,417	1,544,104
Deferred tax assets, current	5,670,939	5,670,939	734,273

Total current assets	795,436,059	774,236,419	100,248,138

Property and equipment, net	458,058,608	496,538,825	64,291,851
Goodwill	32,906,112	32,906,112	4,260,684
Intangible assets, net	3,021,795	3,201,000	414,466
Other assets	4,175,804	5,068,315	656,245
Deferred tax assets, non-current	26,420,799	24,214,847	3,135,339

Total assets	1,320,019,177	1,336,165,518	173,006,723

LIABILITIES
Current liabilities:
Accounts payable	8,919,148	7,888,007	1,021,339
Payables to related parties	7,389,990	6,194,226	802,028
Short-term borrowings	124,000,000	214,310,000	27,748,861
Current portion of long-term loan from a related party	10,000,000	—	—
Salaries and welfare payable	22,496,135	12,837,579	1,662,210
Income tax payable	18,399,704	19,225,651	2,489,337
Other taxes payable	4,548,918	5,110,979	661,770
Deferred revenues	18,612,207	19,983,619	2,587,479
Provisions for customer reward program	2,743,366	3,240,401	419,567
Other payables and accruals	106,119,839	88,656,691	11,479,269
Deferred tax liabilities, current	—	—	—

Total current liabilities	323,229,307	377,447,153	48,871,860

Deferred rental	44,103,281	49,275,225	6,380,157
Long-term loan from a related party	50,000,000	—	—
Deferred tax liability, non-current	165,074	155,065	20,078

Total liabilities	417,497,662	426,877,443	55,272,095

Minority interest	12,782,963	13,604,827	1,761,553
Commitments and contingencies
Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 65,712,839 and 65,921,765 shares issued and outstanding as of December 31, 2006 and March 31, 2007, respectively)	2,690,943	2,699,057	349,474

Additional paid-in capital	813,222,265	816,201,747	105,681,809
Statutory reserves	23,414,541	23,414,541	3,031,715
Deferred share-based compensation	—	—	—
Retained earnings	50,410,803	53,367,903	6,910,077

Total shareholders’ equity	889,738,552	895,683,246	115,973,075

Total liabilities and shareholders’ equity	1,320,019,177	1,336,165,518	173,006,723

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.7232 on March 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Leased-and-operated hotels	108,681,107	171,447,065	174,639,597	22,612,336
Franchised-and-managed hotels	1,990,460	7,641,832	8,499,354	1,100,496

Total revenues	110,671,567	179,088,897	183,138,951	23,712,832
Less: Business tax and related surcharges	(5,907,104)	(11,545,980)	(10,555,565)	(1,366,735)

Net revenues	104,764,463	167,542,917	172,583,386	22,346,097

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(36,511,695)	(52,347,055)	(59,103,797)	(7,652,760)
Personnel costs*	(17,711,024)	(28,069,548)	(29,444,152)	(3,812,429)
Depreciation and amortization	(9,077,927)	(13,569,820)	(16,692,993)	(2,161,409)
Consumables, food and beverage	(8,165,300)	(14,593,337)	(13,564,210)	(1,756,294)
Others	(11,641,494)	(18,649,549)	(17,417,237)	(2,255,184)

Total leased-and-operated hotel costs	(83,107,440)	(127,229,309)	(136,222,390)	(17,638,076)
Sales and marketing expenses	(1,683,526)	(4,329,343)	(4,109,459)	(532,093)
General and administrative expenses*	(7,224,863)	(15,843,119)	(16,334,607)	(2,115,005)

Total operating costs and expenses	(92,015,829)	(147,401,771)	(156,666,456)	(20,285,174)

Income from operations	12,748,634	20,141,146	15,916,931	2,060,923

Interest income	68,007	6,031,112	7,055,483	913,544
Interest expense	(1,149,383)	(1,778,676)	(2,541,069)	(329,018)
Other non-operating income	50,126	343,262	238,196	30,842
Foreign exchange gain or loss, net	(48,070)	(6,063,602)	(6,146,310)	(795,824)

Income before income tax expense, minority interests and share of income of affiliated companies	11,669,314	18,673,242	14,523,230	1,880,467
Income tax expense	(2,739,316)	(5,652,998)	(10,721,776)	(1,388,256)
Minority interests	(1,045,973)	(1,276,740)	(844,354)	(109,327)

Net income	7,884,025	11,743,504	2,957,100	382,884

Amount allocated to participating preference shareholders	(3,591,532)	(1,170,707)	—	—

Net income available to ordinary shareholders	4,292,493	10,572,797	2,957,100	382,884

Earnings per share
— Basic	0.16	0.19	0.05	0.01

— Diluted	0.15	0.18	0.04	0.01

Weighted average ordinary shares outstanding
— Basic	27,399,140	56,260,181	65,829,216	65,829,216

— Diluted	28,696,632	59,229,417	68,979,887	68,979,887

__________

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs – Personnel costs	3,027	2,948	2,920	378
General and administrative expenses	343,570	1,561,741	1,720,438	222,762

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB 7.7232 on March 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended March 31, 2007, Income tax expenses included a non-recurring charge of RMB6,096,529 (US$789,379) for re-measurement of net deferred tax assets recognised before January 1, 2007, which was resulted from the change of income tax rates for most Chinese enterprises from 33% at the present to 25% effective on January 1, 2008. (for the quarter ended March 31, 2006 and December 31, 2006: Nil)

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(136,222,390)	74.4%	2,920	0.0%	(136,219,470)	74.4%
Sales and marketing expenses	(4,109,459)	2.2%	—	0.0%	(4,109,459)	2.2%
General and administrative expenses	(16,334,607)	8.9%	1,720,438	0.9%	(14,614,169)	8.0%

Total operating costs and expenses	(156,666,456)	85.5%	1,723,358	0.9%	(154,943,098)	84.6%

Income from operations	15,916,931	8.7%	1,723,358	0.9%	17,640,289	9.6%

	Quarter Ended March 31, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$		US$		US$
Leased-and-operated hotel costs	(17,638,076)	74.4%	378	0.0%	(17,637,698)	74.4%
Sales and marketing expenses	(532,093)	2.2%	—	0.0%	(532,093)	2.2%
General and administrative expenses	(2,115,005)	8.9%	222,762	0.9%	(1,892,243)	8.0%

Total operating costs and expenses	(20,285,174)	85.5%	223,140	0.9%	(20,062,034)	84.6%

Income from operations	2,060,923	8.7%	223,140	0.9%	2,284,063	9.6%

	Quarter Ended December 31, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(127,229,309)	71.0%	2,948	0.0%	(127,226,361)	71.0%
Sales and marketing expenses	(4,329,343)	2.4%	—	0.0%	(4,329,343)	2.4%
General and administrative expenses	(15,843,119)	8.8%	1,561,741	0.9%	(14,281,378)	8.0%

Total operating costs and expenses	(147,401,771)	82.3%	1,564,689	0.9%	(145,837,082)	81.4%

Income from operations	20,141,146	11.2%	1,564,689	0.9%	21,705,835	12.1%

	Quarter Ended March 31, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Net Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(83,107,440)	75.1%	3,027	0.0%	(83,104,413)	75.1%
Sales and marketing expenses	(1,683,526)	1.5%	—	0.0%	(1,683,526)	1.5%
General and administrative expenses	(7,224,863)	6.5%	343,570	0.3%	(6,881,293)	6.2%

Total operating costs and expenses	(92,015,829)	83.1%	346,597	0.3%	(91,669,232)	82.8%

Income from operations	12,748,634	11.5%	346,597	0.3%	13,095,231	11.8%

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	7,884,025	11,743,504	2,957,100	382,884
Non-recurring charge for re-measurement of net deferred tax assets (Note1)	—	—	6,096,529	789,379

Net income excluding non-recurring income tax expense	7,884,025	11,743,504	9,053,629	1,172,263

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income available to ordinary shareholders (GAAP)	4,292,493	10,572,797	2,957,100	382,884
Non-recurring charge for re-measurement of net deferred tax assets (Note1)	—	—	6,096,529	789,379

Net income available to ordinary shareholders excluding non-recurring income tax expense	4,292,493	10,572,797	9,053,629	1,172,263

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.16	0.19	0.05	0.01

— Diluted	0.15	0.18	0.04	0.01

Earnings per share excluding non-recurring provision for deferred tax assets ( Note 1)
— Basic	0.16	0.19	0.14	0.02

— Diluted	0.15	0.18	0.13	0.02

Note 1: For the quarter ended March 31, 2007, Income tax expenses included a non-recurring charge of RMB6,096,529 (US$789,379) for re-measurement of net deferred tax assets recognised before January 1, 2007, which was resulted from the change of income tax rates for most Chinese enterprises from 33% at the present to 25% effective on January 1, 2008. (for the quarter ended March 31, 2006 and December 31, 2006: Nil)

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	7,884,025	11,743,504	2,957,100	382,884
Interest income	(68,007)	(6,031,112)	(7,055,483)	(913,544)
Interest expenses	1,149,383	1,778,676	2,541,069	329,018
Income tax expense	2,739,316	5,652,998	10,721,776	1,388,256
Depreciation and amortization	9,409,087	14,209,255	16,653,405	2,156,283

EBITDA (Non-GAAP)	21,113,804	27,353,321	25,817,868	3,342,897

Foreign exchange losses (gains), net	48,070	6,063,602	6,146,310	795,824
Share-based compensation	346,597	1,564,689	1,723,358	223,140

EBITDA excluding foreign exchange losses & share-based compensation	21,508,471	34,981,611	33,687,536	4,361,861

% of total revenue	19.4%	19.5%	18.4%	18.4%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	March 31, 2006	December 31, 2006	March 31, 2007
Total Hotels in operation:
Lease-and operated hotels	60	94	97
Franchised-and-managed hotels	15	40	48

Total rooms	8,972	16,162	17,417

Occupancy rate (as a percentage)	90.0%	90.0%	85.9%

Average daily rate (in RMB)	175	182	176

RevPAR (in RMB)	157	165	151